Shinhan Bank’s Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2008

On February 26, 2009, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2008 as follows:

1. Date and Time: March 17, 2009, 8 A.M., Seoul time.

2. Venue: Conference room, 6th floor / Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda

1)	Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2008 (January 1, 2008 ~ December 31, 2008)

2) Approval of Revision to Articles of Incorporation

3)	Approval of Director Remuneration Limit

4) Appointment of Directors

One the same date, Shinhan Bank also announced that its board of directors made a resolution to pay cash dividend for the fiscal year 2008, subject to the shareholders’ approval on March 17, 2009. Total dividend amount is KRW 11,099 million or KRW 7 per share. Since Shinhan Financial Group wholly owns Shinhan Bank, the Group will be receiving the total dividend amount from Shinhan Bank.